UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the Fiscal year ended December 31, 2001

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________________________ to _________________________________.

Commission file number 1-12381

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Linens ’n Things, Inc. Deferred Compensation Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Linens ’n Things, Inc.
6 Brighton Road
Clifton, NJ 07015

LINENS ’N THINGS, INC. DEFERRED COMPENSATION PLAN

Required Information

Page No.
A. Financial Statements

Independent Auditors’ Report	3

Statements of Financial Condition as of
December 31, 2001 and 2000	4-5

Statements of Income and Changes in Plan Equity,
with Fund Information, for the Years Ended
December 31, 2001, 2000 and 1999	6-21

Notes to Financial Statements	22-35

B. Exhibits

23. Independent Accountants’ Consent	37

Independent Auditors’ Report

The Compensation Committee of the
Board of Directors of
Linens ’n Things, Inc.:

We have audited the accompanying statements of financial condition of the Linens ’n Things, Inc. Deferred Compensation Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statements of income and changes in plan equity, with Fund Information for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2001 and 2000 and the income and changes in plan equity of the Plan for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the income and changes in Plan equity for each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
August 1, 2002

Linens ’n Things, Inc. Deferred Compensation Plan Statements of Financial Condition

Assets:	December 31, 2001	December 31, 2000

Mutual Funds:
Davis New York Venture Fund (cost $438,688 in 2001 and $1,293,315 in 2000)	$ 439,824	$ 1,432,711
Dreyfus Appreciation Fund (cost $363,857 in 2001 and $913,416 in 2000)	355,684	951,034
Mutual Beacon Fund (cost $227,918 in 2001 and $0 in 2000)	223,782	0
Alliance Premier Growth A Fund (cost $277,955 in 2001 and $991,422 in 2000)	211,554	882,278
American Century Income & Growth Fund (cost $229,758 in 2001 and $763,636 in 2000)	198,449	767,009
Prudential Short-Term Corporate Bond Fund (cost $196,073 in 2001 and $0 in 2000)	194,209	0
Franklin Small Cap Growth Fund (cost $198,462 in 2001 and $188,178 in 2000)	172,382	210,639
Oakmark Fund (cost $107,652 in 2001 and $0 in 2000)	121,161	0
Prudential Emerging Growth Fund (cost $117,884 in 2001 and $103,505 in 2000)	78,683	81,049
American Century Value Fund (cost $48,291 in 2001 and $37,394 in 2000)	64,830	48,028
Strong Government Securities Fund (cost $59,494 in 2001 and $54,651 in 2000)	62,676	55,896
Deutsche and Investment International Fund (cost $66,780 in 2001 and $47,315 in 2000)	50,300	44,808
Baron Asset Fund (cost $19,097 in 2001 and $398,496 in 2000)	48,815	463,476
Liberty Stein Roe Capital Opportunities Fund (cost $40,804 in 2001 and $28,573 in 2000)	43,264	26,402
Montgomery Short Duration Government Bond Fund (cost $29,207 in 2001 and $29,506 in 2000)	30,187	30,164
Franklin International Fund (cost $32,112 in 2001 and $21,906 in 2000)	29,776	23,151
Gabelli Growth Fund (cost $34,635 in 2001 and $28,334 in 2000)	26,653	28,201
Target US Government Money Market Fund (cost $26,306 in 2001 and $0 in 2000)	26,306	0
Prudential Equity Fund (cost $30,821 in 2001 and $30,893 in 2000)	24,340	27,866
Dreyfus Founders Passport Fund (cost $41,506 in 2001 and $26,830 in 2000)	23,624	18,829
Strong Schafer Value Fund (cost $20,710 in 2001 and $20,974 in 2000)	20,552	20,852
Rainier Small/Mid Cap Equity Fund (cost $19,320 in 2001 and $14,330 in 2000)	19,281	14,858
Gabelli Value Fund (cost $18,840 in 2001 and $0 in 2000)	19,099	0
Putnam International Growth Fund (cost $18,536 in 2001 and $36,006 in 2000)	17,243	39,696
Neuberger Berman Genesis Fund (cost $11,768 in 2001 and $8,310 in 2000)	14,771	10,011

Linens ’n Things, Inc. Deferred Compensation Plan Statements of Financial Condition

Assets (continued):	December 31, 2001	December 31, 2000

Stein Roe Growth and Income Fund (cost $20,640 in 2001 and $15,174 in 2000)	13,539	17,925
PBHG Emerging Growth Fund (cost $21,983 in 2001 and $13,235 in 2000)	13,227	8,983
Third Avenue Value Fund (cost $12,356 in 2001 and $0 in 2000)	12,207	0
Lazard Equity Portfolio Fund (cost $10,748 in 2001 and $7,612 in 2000)	9,550	7,106
Strong International Bond Fund (cost $8,810 in 2001 and $2,320 in 2000)	8,810	2,321
Prudential Jennison Growth Fund (cost $10,782 in 2001 and $9,821 in 2000)	8,779	8,440
Gabelli Asset Fund (cost $5,331 in 2001 and $0 in 2000)	5,397	0
Invesco Select Income Fund (cost $5,054 in 2001 and $0 in 2000)	4,946	0
BlackRock International Bond Portfolio Fund (cost $3,034 in 2001 and $0 in 2000)	3,006	0
Janus Flexible Income Fund (cost $3,227 in 2001 and $881 in 2000)	2,965	625
Van Kampen Comstock Fund (cost $2,962 in 2001 and $1,250 in 2000)	2,869	1,556
Janus Growth and Income Fund (cost $2,970 in 2001 and $0 in 2000)	2,810	0
Strong Multi-Cap Value Fund (cost $1,322 in 2001 and $0 in 2000)	2,123	0
Putnam US Government Income Fund (cost $1,974 in 2001 and $0 in 2000)	1,984	0
Van Kampen Aggressive Growth Fund (cost $1,999 in 2001 and $0 in 2000)	1,768	0
Royce Pennsylvania Mutual Investors Fund (cost $1,328 in 2001 and $2,073 in 2000)	1,542	2,115
Lazard International Fixed Income Portfolio Fund (cost $543 in 2001 and $0 in 2000)	1,021	0
Prudential Money Market Assets Fund (cost $851 in 2001 and $851 in 2000)	851	851
Target Portfolio Trust (cost $322 in 2001 and $322 in 2000)	323	321
Janus Invest 20 Fund (cost $0 in 2001 and $792,208 in 2000)	0	624,894
Robertson Stephens Growth & Income Fund (cost $0 in 2001 and $1,229 in 2000)	0	827

Total mutual funds (cost $2,792,676 in 2001 and $5,883,966 in 2000)	2,615,161	5,852,922
Command Money Market Fund (cost $2,860,158 in 2001 and $18,732 in 2000)	2,859,952	18,526
Linens ’n Things, Inc. Common Stock Fund (cost $586,151 in 2001 and $481,771 in 2000)	470,850	368,131
Common Stock Fund (cost $322,808 in 2001 and $359,604 in 2000)	195,515	126,363

Total Investments (cost $6,561,793 in 2001 and $6,744,073 in 2000)	6,141,478	6,365,942
Contributions receivable - participants	4,345	16,165

Total assets	$ 6,145,823	$ 6,382,107

Total plan equity	$ 6,145,823	$ 6,382,107

The accompanying notes are an integral part of these financial statements.

Linens ’n Things, Inc. Deferred Compensation Plan Statement of Income and Changes in Plan Equity, with Fund Information Year ended December 31, 2001

	Command Money Market Fund	Linens ’n Things, Inc. Common Stock Fund	Davis New York Venture Fund	Dreyfus Appreciation Fund	Mutual Beacon Fund	Alliance Premier Growth A Fund	American Century Income & Growth Fund	Common Stock Fund	Prudential Short-term Corporate Bond Fund	Franklin Small Cap Growth Fund

Additions to plan equity attributed to:
Investment income (loss):
Dividend income	$ 2,240	$ --	$ 1,014	$ 6,255	$ 3,831	$ 72	$ 4,786	$ --	$ 27,177	$ 462
Net realized gain (loss)	--	--	22,055	(55,098)	(26,147)	(273,232)	(25,022)	24,265	(8,160)	9,043
Net unrealized appreciation
(depreciation) in fair value
of investments	--	(1,661)	(138,259)	(45,791)	(4,136)	42,743	(34,682)	105,948	(1,864)	(48,541)
Contributions	2,001	104,380	44,827	30,702	--	47,206	34,218	--	--	20,479
Transfers among funds	3,047,950	--	636	616	456,306	62,878	3,224	--	1,038,760	16,900

Total additions	3,052,191	102,719	(69,726)	(63,326)	429,854	(120,333)	(17,476)	130,213	1,055,913	(1,657)
Deductions from plan equity attributed to:
Distributions	(205,904)	--	--	--	--	--	--	--	--	--
Transfers among funds	(4,861)	--	(923,161)	(532,024)	(206,072)	(550,391)	(551,084)	(61,061)	(861,704)	(36,600)

Total deductions	(210,765)	--	(923,161)	(532,024)	(206,072)	(550,391)	(551,084)	(61,061)	(861,704)	(36,600)

Net increase (decrease) in plan	2,841,426	102,719	(992,887)	(595,350)	223,782	(670,724)	(568,560)	69,152	194,209	(38,257)
equity
Plan equity at beginning of year	18,526	368,131	1,432,711	951,034	--	882,278	767,009	126,363	--	210,639

Plan equity at end of year	$ 2,859,952	$ 470,850	$ 439,824	$ 355,684	$ 223,782	$ 211,554	$ 198,449	$ 195,515	$ 194,209	$ 172,382

The accompanying notes are an integral part of these financial statements. -2-

Linens ’n Things, Inc. Deferred Compensation Plan Statement of Income and Changes in Plan Equity, with Fund Information Year ended December 31, 2001, continued

	Oakmark Fund	Prudential Emerging Growth Fund	American Century Value Fund	Strong Government Securities Fund	Deutsche and Investment International Fund	Baron Asset Fund	Liberty Stein Roe Capital Opportunities Fund	Montgomery Short Duration Government Bond Fund	Franklin International Fund	Gabelli Growth Fund

Additions to plan equity attributed to:
Investment income (loss):
Dividend income	$3,667	$--	$1,878	$3,573	$38	$--	$326	$1,881	$651	$--
Net realized gain (loss)	48,564	--	625	10	(196)	(12,012)	--	(2)	(135)	--
Net unrealized appreciation
(depreciation) in fair value
of investments	13,509	(16,745)	5,905	1,937	(13,973)	(35,262)	4,630	323	(3,581)	(7,849)
Contributions	--	6,466	17,072	5,612	17,309	12,576	8,339	200	11,847	4,526
Transfers among funds	583,165	7,913	100	--	3,852	396	3,770	--	326	1,775

Total additions	648,905	(2,366)	25,580	11,132	7,030	(34,302)	17,065	2,402	9,108	(1,548)
Deductions from plan equity attributed to:
Distributions	--	--	--	--	--	--	--	--	--	--
Transfers among funds	(527,744)	--	(8,778)	(4,352)	(1,538)	(380,359)	(203)	(2,379)	(2,483)	--

Total deductions	(527,744)	--	(8,778)	(4,352)	(1,538)	(380,359)	(203)	(2,379)	(2,483)	--

Net increase (decrease) in plan	121,161	(2,366)	16,802	6,780	5,492	(414,661)	16,862	23	6,625	(1,548)
equity
Plan equity at beginning of year	--	81,049	48,028	55,896	44,808	463,476	26,402	30,164	23,151	28,201

Plan equity at end of year	$121,161	$78,683	$64,830	$62,676	$50,300	$48,815	$43,264	$30,187	$29,776	$26,653

The accompanying notes are an integral part of these financial statements. -3-

Linens ’n Things, Inc. Deferred Compensation Plan Statement of Income and Changes in Plan Equity, with Fund Information Year ended December 31, 2001, continued

	Target US Government Money Market Fund	Prudential Equity Fund	Dreyfus Founders Passport Fund	Strong Schafer Value Fund	Rainier Small/Mid Cap Equity Fund	Gabelli Value Fund	Putnam International Growth Fund	Neuberger Berman Genesis Fund	Stein Roe Growth and Income Fund

Additions to plan equity attributed to:
Investment income (loss):
Dividend income	$592	$104	$10	$--	$--	$39	$1,356	$113	$1,318
Net realized gain (loss)	--	(466)	--	--	50	--	884	41	(286)
Net unrealized appreciation
(depreciation) in fair value
of investments	--	(3,454)	(9,882)	(36)	(566)	259	(4,985)	1,342	(9,851)
Contributions	25,714	3,339	7,672	1,042	6,209	18,829	10,711	3,014	6,181
Transfers among funds	--	--	7,031	--	--	--	1,799	387	--

Total additions	26,306	(477)	4,831	1,006	5,693	19,127	9,765	4,897	(2,638)
Deductions from plan equity attributed to:
Distributions	--	--	--	--	--	--	--	--	--
Transfers among funds	--	(3,049)	(36)	(1,306)	(1,270)	(28)	(32,218)	(137)	(1,748)

Total deductions	--	(3,049)	(36)	(1,306)	(1,270)	(28)	(32,218)	(137)	(1,748)

Net increase (decrease) in plan equity	26,306	(3,526)	4,795	(300)	4,423	19,099	(22,453)	4,760	(4,386)
Plan equity at beginning of year	--	27,866	18,829	20,852	14,858	--	39,696	10,011	17,925

Plan equity at end of year	$26,306	$24,340	$23,624	$20,552	$19,281	$19,099	$17,243	$14,771	$13,539

The accompanying notes are an integral part of these financial statements. -4-

Linens ’n Things, Inc. Deferred Compensation Plan Statement of Income and Changes in Plan Equity, with Fund Information Year ended December 31, 2001, continued

	PBHG Emerging Growth Fund	Third Ave Value Fund	Lazard Equity Portfolio Fund	Strong International Bond Fund	Prudential Jennison Growth Fund	Gabelli Asset Fund	Invesco Select Income Fund	BlackRock International Bond Portfolio Fund	Janus Flexible Income Fund	Van Kampen Comstock Fund

Additions to plan equity attributed to:
Investment income (loss):
Dividend income	$--	$198	$187	$397	$--	$16	$190	$34	$108	$99
Net realized gain (loss)	--	--	(24)	--	(864)	--	--	--	40	572
Net unrealized appreciation
(depreciation) in fair value
of investments	(4,506)	(149)	(692)	(1)	(621)	66	(108)	(28)	(7)	(399)
Contributions	6,209	12,158	3,560	6,093	4,691	5,315	4,975	3,000	2,950	5,991
Transfers among funds	2,539	--	--	--	530	--	--	--	--	--

Total additions	4,244	12,207	3,031	6,489	3,736	5,397	5,057	3,006	3,091	6,263
Deductions from plan equity attributed to:
Distributions	--	--	--	--	--	--	--	--	--	--
Transfers among funds	--	--	(587)	--	(3,397)	--	(111)	--	(751)	(4,950)

Total deductions	--	--	(587)	--	(3,397)	--	(111)	--	(751)	(4,950)

Net increase (decrease) in plan equity	4,244	12,207	2,444	6,489	339	5,397	4,946	3,006	2,340	1,313
Plan equity at beginning of year	8,983	--	7,106	2,321	8,440	--	--	--	625	1,556

Plan equity at end of year	$13,227	$12,207	$9,550	$8,810	$8,779	$5,397	$4,946	$3,006	$2,965	$2,869

The accompanying notes are an integral part of these financial statements. -5-

Linens ’n Things, Inc. Deferred Compensation Plan Statement of Income and Changes in Plan Equity, with Fund Information Year ended December 31, 2001, continued

	Janus Growth and Income Fund	Strong Multi-Cap Value Fund	Putnam US Government Income Fund	Van Kampen Aggressive Growth Fund	Royce Pennsylvania Mutual Investors Fund	Lazard International Fixed Income Portfolio Fund	Prudential Money Market Assets Fund	Target Portfolio Trust	Janus Invest 20 Fund	Robertson Stephens Growth & Income Fund

Additions to plan equity attributed to:
Investment income (loss):
Dividend income	$19	$6	$64	$--	$18	$3	$--	$--	$--	$--
Net realized gain (loss)	--	--	--	--	143	--	--	--	(232,934)	(526)
Net unrealized appreciation
(depreciation) in fair value
of investments	(160)	767	10	(231)	173	478	--	2	126,128	405
Contributions	3,006	1,350	1,965	2,027	458	540	--	--	--	--
Transfers among funds	--	--	--	--	193	--	--	--	--	--

Total additions	2,865	2,123	2,039	1,796	985	1,021	--	2	(106,806)	(121)
Deductions from plan equity attributed to:
Distributions	--	--	--	--	--	--	--	--	--	--
Transfers among funds	(55)	--	(55)	(28)	(1,558)	--	--	--	(518,088)	(706)

Total deductions	(55)	--	(55)	(28)	(1,558)	--	--	--	(518,088)	(706)

Net increase (decrease) in plan equity	2,810	2,123	1,984	1,768	(573)	1,021	--	2	(624,894)	(827)
Plan equity at beginning of year	--	--	--	--	2,115	--	851	321	624,894	827

Plan equity at end of year	$2,810	$2,123	$1,984	$1,768	$1,542	$1,021	$851	$323	$0	$0

The accompanying notes are an integral part of these financial statements. -6-

Linens ’n Things, Inc. Deferred Compensation Plan Statement of Income and Changes in Plan Equity, with Fund Information Year ended December 31, 2001, continued

	Contributions receivable- participants	Total plan equity

Additions to plan equity attributed to:
Investment income (loss):
Dividend income	$--	$62,722
Net realized gain (loss)	--	(528, 812)
Net unrealized appreciation
(depreciation) in fair value
of investments	--	(83,394)
Contributions	4,345	519,104
Transfers among funds	--	5,241,037

Total additions	4,345	5,210,657
Deductions from plan equity attributed to:
Distributions	--	(205,904)
Transfers among funds	(16,165)	(5,241,037)

Total deductions	(16,165)	(5,446,941)

Net increase (decrease) in plan equity	(11,820)	(236,284)
Plan equity at beginning of year	16,165	6,382,107

Plan equity at end of year	$4,345	$6,145,823

The accompanying notes are an integral part of these financial statements. -7-

Linens ’n Things, Inc. Deferred Compensation Plan Statement of Income and Changes in Plan Equity, with Fund Information Year ended December 31, 2000

	Davis New York Venture Fund	Dreyfus Appreciation Fund	Alliance Premier Growth A Fund	American Century Income & Growth Fund	Janus Invest 20 Fund	Baron Asset Fund	Linens ’n Things, Inc. Common Stock Fund	Franklin Small Cap Growth Fund	Common Stock Fund

Additions to plan equity attributed to:
Investment income (loss):
Dividend income	$12,876	$16,211	$465	$7,169	$--	$--	$--	$1,910	$--
Net realized gain (loss)	817	2,082	3,203	115	65,423	(8,767)	--	28,311	13,605
Net unrealized appreciation
(depreciation) in fair value
of investments	34,093	(13,493)	(230,468)	(100,296)	(424,327)	(3,610)	(11,252)	(54,687)	(230,574)
Contributions	96,126	56,809	152,985	47,577	--	28,997	184,954	57,270	198,973
Transfers among funds	386,077	80,816	12,553	19,762	346,836	8,541	--	891	134,875

Total additions	529,989	142,425	(61,262)	(25,673)	(12,068)	25,161	173,702	33,695	116,879
Deductions from plan equity attributed to:
Distributions	--	--	--	--	--	--	--	--	--
Transfers among funds	(27,651)	(13,376)	(54,579)	(13,899)	(203,413)	(90,983)	--	(71,191)	(55,240)

Total deductions	(27,651)	(13,376)	(54,579)	(13,899)	(203,413)	(90,983)	--	(71,191)	(55,240)

Net increase (decrease) in plan equity	502,338	129,049	(115,841)	(39,572)	(215,481)	(65,822)	173,702	(37,496)	61,639
Plan equity at beginning of year	930,373	821,985	998,119	806,581	840,375	529,298	194,429	248,135	64,724

Plan equity at end of year	$1,432,711	$951,034	$882,278	$767,009	$624,894	$463,476	$368,131	$210,639	$126,363

The accompanying notes are an integral part of these financial statements. -8-

Linens ’n Things, Inc. Deferred Compensation Plan Statement of Income and Changes in Plan Equity, with Fund Information Year ended December 31, 2000, continued

	Prudential Emerging Growth Fund	Strong Government Securities Fund	American Century Value Fund	Deutsche and Investment International Fund	Putnam International Growth Fund	Montgomery Short Duration Government Bond Fund	Gabelli Growth Fund	Prudential Equity Fund	Liberty Stein Roe Capital Opportunities Fund

Additions to plan equity attributed to:
Investment income (loss):
Dividend income	$1,273	$2,434	$829	$370	$--	$1,465	$--	$314	$1,069
Net realized gain (loss)	--	--	--	4,399	7,922	--	384	--	4,488
Net unrealized appreciation
(depreciation) in fair value of
investments	(22,456)	1,214	8,141	(15,693)	(15,779)	(213)	(4,120)	(1,053)	(4,437)
Contributions	10,070	23,764	15,947	44,808	41,837	7,502	7,984	6,398	33,004
Transfers among funds	92,162	8,382	7,136	2,449	296	4,503	--	3,307	4,368

Total additions	81,049	35,794	32,053	36,333	34,276	13,257	4,248	8,966	38,492
Deductions from plan equity attributed to:
Distributions	--	--	--	--	--	--	--	--	--
Transfers among funds	--	(3,704)	--	(42,325)	(59,128)	--	(1,769)	--	(34,930)

Total deductions	--	(3,704)	--	(42,325)	(59,128)	--	(1,769)	--	(34,930)

Net increase (decrease) in plan equity	81,049	32,090	32,053	(5,992)	(24,852)	13,257	2,479	8,966	3,562
Plan equity at beginning of year	--	23,806	15,975	50,800	64,548	16,907	25,722	18,900	22,840

Plan equity at end of year	$81,049	$55,896	$48,028	$44,808	$39,696	$30,164	$28,201	$27,866	$26,402

The accompanying notes are an integral part of these financial statements. -9-

Linens ’n Things, Inc. Deferred Compensation Plan Statement of Income and Changes in Plan Equity, with Fund Information Year ended December 31, 2000, continued

	Franklin International Fund	Strong Schafer Value Fund	Dreyfus Founders Passport Fund	Command Money Market Fund	Stein Roe Growth and Income Fund	Rainier Small/Mid Cap Equity Fund	Neuberger Berman Genesis Fund	PBHG Emerging Growth Fund	Prudential Jennison Growth Fund

Additions to plan equity attributed to:
Investment income (loss):
Dividend income	$620	$--	$2,497	$557	$--	$1,933	$280	$212	$--
Net realized gain (loss)	16	--	4,213	--	--	17	965	2,174	194
Net unrealized appreciation
(depreciation) in fair value
of investments	(475)	592	(17,256)	--	(779)	(1,384)	504	(7,022)	(2,595)
Contributions	10,437	6,284	11,402	13,190	--	6,218	19,579	6,721	3,924
Transfers among funds	1,836	3,852	117	--	--	232	2,501	4,459	252

Total additions	12,434	10,728	973	13,747	(779)	7,016	23,829	6,544	1,775
Deductions from plan equity attributed to:
Distributions	--	--	--	--	--	--	--	--	--
Transfers among funds	(247)	--	(14,494)	--	--	(57)	(26,911)	(3,517)	(866)

Total deductions	(247)	--	(14,494)	--	--	(57)	(26,911)	(3,517)	(866)

Net increase (decrease) in plan equity	12,187	10,728	(13,521)	13,747	(779)	6,959	(3,082)	3,027	909
Plan equity at beginning of year	10,964	10,124	32,350	4,779	18,704	7,899	13,093	5,956	7,531

Plan equity at end of year	$23,151	$20,852	$18,829	$18,526	$17,925	$14,858	$10,011	$8,983	$8,440

The accompanying notes are an integral part of these financial statements. -10-

Linens ’n Things, Inc. Deferred Compensation Plan Statement of Income and Changes in Plan Equity, with Fund Information Year ended December 31, 2000, continued

	Lazard Equity Portfolio Fund	Strong International Bond Fund	Royce Pennsylvania Mutual Investors Fund	Van Kampen Comstock Fund	Prudential Money Market Assets Fund	Robertson Stephans Growth & Income fund	Janus Flexible Income Fund	Target Portfolio Trust	Oakmark Fund

Additions to plan equity attributed to:
Investment income (loss):
Dividend income	$295	$--	$23	$45	$--	$24	$78	$1	$--
Net realized gain (loss)	--	(311)	141	--	--	--	(181)	--	(210,486)
Net unrealized appreciation
(depreciation) in fair value
of investments	(460)	239	(90)	306	--	(402)	(105)	(1)	83,134
Contributions	5,360	3,284	9,500	1,205	--	1,205	3,834	321	--
Transfers among funds	308	--	1,077	--	--	--	1,465	--	196,275

Total additions	5,503	3,212	10,651	1,556	--	827	5,091	321	68,923
Deductions from plan equity attributed to:
Distributions	--	--	--	--	--	--	--	--	--
Transfers among funds	--	(3,787)	(13,406)	--	--	--	(7,448)	--	(572,498)

Total deductions	--	(3,787)	(13,406)	--	--	--	(7,448)	--	(572,498)

Net increase (decrease) in plan equity	5,503	(575)	(2,755)	1,556	--	827	(2,357)	321	(503,575)
Plan equity at beginning of year	1,603	2,896	4,870	--	851	--	2,982	--	503,575

Plan equity at end of year	$7,106	$2,321	$2,115	$1,556	$851	$827	$625	$321	$--

The accompanying notes are an integral part of these financial statements. -11-

Linens ’n Things, Inc. Deferred Compensation Plan Statement of Income and Changes in Plan Equity, with Fund Information Year ended December 31, 2000, continued

	Contributions receivable-participants	Total plan equity

Additions to plan equity attributed to:
Investment income (loss):
Dividend income	$--	$52,951
Net realized gain (loss)	--	(81,276)
Net unrealized appreciation
(depreciation) in fair value of
investments	--	(1,034,805)
Contributions	16,165	1,133,634
Transfers among funds	--	1,325,328

Total additions	16,165	1,395,832
Deductions from plan equity attributed to:
Distributions	--	--
Transfers among funds	(9,909)	(1,325,328)

Total deductions	(9,909)	(1,325,328)

Net increase (decrease) in plan equity	6,256	70,504
Plan equity at beginning of year	9,909	6,311,603

Plan equity at end of year	$16,165	$6,382,107

The accompanying notes are an integral part of these financial statements. -12-

Linens ’n Things, Inc. Deferred Compensation Plan Statement of Income and Changes in Plan Equity, with Fund Information Year ended December 31, 1999

	Alliance Premier Growth A Fund	Davis New York Venture Fund	Janus Invest 20 Fund	Dreyfus Appreciation Fund	American Century Income & Growth Fund	Baron Asset Fund	Oakmark Fund	Franklin Small Cap Growth Fund	Linens ’n Things, Inc. Common Stock Fund

Additions to plan equity attributed to:
Investment income (loss):
Dividend income	$12,553	$1,974	$1,806	$4,145	$8,611	$--	$20,066	$238	$--
Net realized gain (loss)	310	516	--	185	1,405	63	(33,401)	7,771	--
Net unrealized appreciation
(depreciation) in fair value
of investments	123,623	89,858	296,021	41,259	79,794	50,106	(44,171)	57,425	(102,388)
Contributions	165,049	165,741	104,652	128,524	127,899	85,772	104,652	30,477	296,817
Transfers among funds	701,351	677,357	437,896	652,162	606,911	393,971	553,014	201,204	--

Total additions	1,002,886	935,446	840,375	826,275	824,620	529,912	600,160	297,115	194,429
Deductions from plan equity attributed to:
Distributions	--	--	--	--	--	--	--	--	--
Transfers among funds	(4,767)	(5,073)	--	(4,290)	(18,039)	(614)	(96,585)	(48,980)	(19)

Total deductions	(4,767)	(5,073)	--	(4,290)	(18,039)	(614)	(96,585)	(48,980)	(19)

Net increase (decrease) in plan equity	998,119	930,373	840,375	821,985	806,581	529,298	503,575	248,135	194,410
Plan equity at beginning of year	--	--	--	--	--	--	--	--	19

Plan equity at end of year	$998,119	$930,373	$840,375	$821,985	$806,581	$529,298	$503,575	$248,135	$194,429

The accompanying notes are an integral part of these financial statements. -13-

Linens ’n Things, Inc. Deferred Compensation Plan Statement of Income and Changes in Plan Equity, with Fund Information Year ended December 31, 1999, continued

	Common Stock Fund	Putnam International Growth Fund	Deutsche and Investment International Fund	Dreyfus Founders Passport Fund	Gabelli Growth Fund	Strong Government Securities Fund	Liberty Stein Roe Capital Opportunities Fund	Prudential Equity Fund	Stein Roe Growth and Income Fund

Additions to plan equity attributed to:
Investment income (loss):
Dividend income	$--	$1,111	$--	$1,829	$745	$1,463	$--	$250	$199
Net realized gain (loss)	22,860	9,929	6,622	--	5,508	(635)	2,136	--	510
Net unrealized appreciation
(depreciation) in fair value
of investments	(2,667)	15,134	13,186	13,008	5,805	(1,245)	7,197	173	1,787
Contributions	--	22,720	39,427	11,212	9,857	19,564	11,912	3,822	10,658
Transfers among funds	221,928	105,476	128,912	6,301	80,085	21,689	15,300	14,655	15,364

Total additions	242,121	154,370	188,147	32,350	102,000	40,836	36,545	18,900	28,518
Deductions from plan equity attributed to:
Distributions	--	--	--	--	--	--	--	--	--
Transfers among funds	(177,397)	(89,822)	(137,347)	--	(76,278)	(59,948)	(13,705)	--	(9,814)

Total deductions	(177,397)	(89,822)	(137,347)	--	(76,278)	(59,948)	(13,705)	--	(9,814)

Net increase (decrease) in plan equity	64,724	64,548	50,800	32,350	25,722	(19,112)	22,840	18,900	18,704
Plan equity at beginning of year	--	--	--	--	--	42,918	--	--	--

Plan equity at end of year	$64,724	$64,548	$50,800	$32,350	$25,722	$23,806	$22,840	$18,900	$18,704

The accompanying notes are an integral part of these financial statements. -14-

Linens ’n Things, Inc. Deferred Compensation Plan Statement of Income and Changes in Plan Equity, with Fund Information Year ended December 31, 1999, continued

	Montgomery Short Duration Government Bond Fund	American Century Value Fund	Neuberger Berman Genesis Fund	Franklin International Fund	Strong Schafer Value Fund	Rainier Small/Mid Cap Equity Fund		Prudential Jennison Growth Fund	PBHG Emerging Growth Fund

Additions to plan equity attributed to:
Investment income (loss):
Dividend income	$978	$1,483	$68	$130	$102	$		$146	$--
Net realized gain (loss)	(150)	1,495	530	2,959	--		--	--	--
Net unrealized appreciation
(depreciation) in fair value
of investments	(407)	(2,386)	1,197	1,831	(714)		1,912	1,384	2,962
Contributions	13,285	16,722	9,204	7,316	5,261		4,928	1,571	2,464
Transfers among funds	12,445	9,421	6,594	15,780	5,475		1,059	4,430	530

Total additions	26,151	26,735	17,593	28,016	10,124		7,899	7,531	5,956
Deductions from plan equity attributed to:
Distributions	--	--	--	--	--		--	--	--
Transfers among funds	(9,244)	(10,760)	(1,157,984)	(17,052)	--		--	--	--

Total deductions	(9,244)	(10,760)	(1,157,984)	(17,052)	--		--	--	--

Net increase (decrease) in plan equity	16,907	15,975	(1,140,391)	10,964	10,124		7,899	7,531	5,956
Plan equity at beginning of year	--	--	1,153,484	--	--		--	--	--

Plan equity at end of year	$16,907	$15,975	$13,093	$10,964	$10,124		$7,899	$7,531	$5,956

The accompanying notes are an integral part of these financial statements. -15-

Linens ’n Things, Inc. Deferred Compensation Plan Statement of Income and Changes in Plan Equity, with Fund Information Year ended December 31, 1999, continued

	Royce Pennsylvania Mutual Investors Fund	Common Money Market Fund	Janus Flexible Income Fund	Strong International Bond Fund	Lazard Equity Portfolio Fund	Prudential Money Market Assets Fund	Robertson Stephens Growth & Income Fund	Invesco Select Income Fund	Target Large Cap Value Fund

Additions to plan equity attributed to:
Investment income (loss):
Dividend income	$125	$185	$543	$142	$19	$138	$--	$29	$68
Net realized gain (loss)	224	--	(413)	(502)	4,906	--	37	(59)	2,965
Net unrealized appreciation
(depreciation) in fair value of
investments	313	--	(156)	(239)	49	713	--	--	630
Contributions	3,025	--	3,497	5,816	6,103	--	374	730	3,435
Transfers among funds	3,296	959,252	8,493	10,593	66,210	--	--	530	32,338

Total additions	6,983	959,437	11,964	15,810	77,287	851	411	1,230	39,436
Deductions from plan equity attributed to:
Distributions	--	(954,469)	--	--	--	--	--	--	--
Transfers among funds	(2,113)	(27,276)	(8,982)	(12,914)	(75,684)	--	(411)	(1,230)	(39,436)

Total deductions	(2,113)	(981,745)	(8,982)	(12,914)	(75,684)	--	(411)	(1,230)	(39,436)

Net increase (decrease) in plan equity	4,870	(22,308)	2,982	2,896	1,603	851	--	--	--
Plan equity at beginning of year	--	27,087	--	--	--	--	--	--	--

Plan equity at end of year	$4,870	$4,779	$2,982	$2,896	$1,603	$851	$--	$--	$--

The accompanying notes are an integral part of these financial statements. -16-

Linens ’n Things, Inc. Deferred Compensation Plan Statement of Income and Changes in Plan Equity, with Fund Information Year ended December 31, 1999, continued

	Prudential Small Cap Fund	Prudential Mid Cap Value Fund	Prudential Emerging Growth Fund	T. Rowe Price Blue Chip Growth Fund	Scudder Value Fund	Warburg Pincus Emerging Growth Fund	Contributions receivable-participants	Total plan equity

Additions to plan equity attributed to:
Investment income (loss):
Dividend income	$--	$--	$--	$--	$--	$--	$--	$59,146
Net realized gain (loss)	5,160	84	7,268	--	--	--	--	48,283
Net unrealized appreciation
(depreciation) in fair value of
investments	--	--	--	--	--	--	--	650,994
Contributions	3,051	745	3,052	--	--	--	9,909	1,439,243
Transfers among funds	33,447	--	32,339	--	--	--	--	6,035,808

Total additions	41,658	829	42,659	--	--	--	9,909	8,233,474
Deductions from plan equity attributed to:
Distributions	--	--	--	--	--	--	--	(954,469)
Transfers among funds	(41,658)	(829)	(42,659)	(2,162,648)	(1,240,677)	(431,042)	(10,531)	(6,035,808)

Total deductions	(41,658)	(829)	(42,659)	(2,162,648)	(1,240,677)	(431,042)	(10,531)	(6,990,277)

Net increase (decrease) in plan equity	--	--	--	(2,162,648)	(1,240,677)	(431,042)	(622)	1,243,197
Plan equity at beginning of year	--	--	--	2,162,648	1,240,677	431,042	10,531	5,068,406

Plan equity at end of year	$--	$--	$--	$--	$--	$--	$9,909	$6,311,603

The accompanying notes are an integral part of these financial statements. -17-

LINENS ’N THINGS, INC. DEFERRED COMPENSATION PLAN Notes to Financial Statements

1.	Description of the Plan

The following brief description of the Linens ’n Things, Inc. Deferred Compensation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

The Plan is sponsored by Linens ’n Things, Inc., (the “Company”). The Plan was established to enable key employees of the Company to defer compensation, including stock and stock denominated awards, for personal income tax purposes. The participant directed, non-qualified Plan was adopted on December 30, 1996 and is treated as a plan maintained for a select group of management or highly compensated individuals under the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is not taxable as a separate entity under the Internal Revenue Code as the Plan is intended to be a grantor trust, of which the Company is the grantor, within the meaning of subpart E, part 1, subchapter J, Chapter 2, subtitle A of the Internal Revenue Code of 1986, as amended.

Eligibility and Vesting

The Plan covers key employees, as designated by the Company. Participation is voluntary and participants can elect to make contributions to the Plan. Participants can defer up to 100% of their annual base pay over the social security limit of $80,400 and $76,200 for the years ended 2001 and 2000, respectively, all or part of their bonus or part of any vested restricted stock. Participants are 100% vested in their own deferrals to the Plan at all times.

Participant Accounts

An account is maintained for each participant in the Plan, which shows the participant’s separate interest in each investment fund of the Plan. Each participant shall elect the allocation of contributions to specific funds within the Plan. The participant’s account is credited, as of the end of each month, with the amount of deferred compensation contributed and the appropriate investment income or loss of each fund.

Participants are eligible for distribution of their benefits in cash or Company common stock (if the participant has invested in Company common stock) upon retirement, death, termination of service, in the event of a designated change of control of the Company, and in the event of immediate unexpected financial needs of the participant subject to approval of the Compensation Committee, as the Plan is not subject to the hardship rules of Section 401 of the Internal Revenue Code. In the event of a change in control, payments in settlement of a participant’s account shall be made within fifteen business days following such change in control.

Grantor Trust

The Plan is intended to constitute an unfunded plan for deferred compensation purposes. Participants rely solely on the unsecured promise of the Company for plan payments. However, the Company established a Grantor (Rabbi) Trust (the “Trust”) to hold assets, which may be used to satisfy its obligations under the Plan. The Trust shall be governed by and subject to the terms of a trust agreement entered into between the Company, as grantor, and the trustee, Prudential Trust Company.

Investments

A description of the Plan’s investments for the years ended December 31, 2001, 2000 and 1999 are as follows:

Alliance Premier Growth A Fund–This fund seeks long-term growth of capital. The fund normally invests at least 85% of assets in domestic equities including stocks, convertibles, and warrants. The portfolio typically holds 40 stocks, 25 of which usually constitute approximately 70% of assets.

American Century Income & Growth Fund–This fund seeks dividend growth, current income, and capital appreciation. The fund invests primarily in common stocks selected from a universe of the 1,500 largest companies traded in the United States.

American Century Value Fund–This fund seeks long-term capital appreciation. Income is secondary. The fund usually invests at least 80% of assets in equity securities issued by well-established medium and large-size companies.

Baron Asset Fund–This fund seeks capital appreciation. The fund invests in companies with market capitalizations between $100 million and $2 billion that the advisor believes have undervalued assets or favorable growth prospects.

BlackRock International Bond Portfolio Fund–This fund seeks current income consistent with preservation of capital. The fund normally invests in debt securities issued by foreign sovereign governments, supranational organizations, foreign banks and bank holding companies, and foreign corporations.

Command Money Market Fund–This money market fund seeks capital preservation and current income.

Davis New York Venture Fund–This fund seeks growth of capital. The fund invests primarily in equities issued by companies with market capitalization of at least $250 million, though it may also hold securities of smaller companies.

Deutsche and Investment International Fund–This fund, previously called BT Investment International Equity Fund, seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equities issued by companies domiciled in at least three foreign countries. It may invest in securities of emerging market countries.

Dreyfus Appreciation Fund–This fund seeks long-term growth consistent with the preservation of capital; current income is secondary. The fund invests primarily in common stocks of domestic and foreign issues, common stocks with warrants attached, and debt securities of foreign governments.

Dreyfus Founders Passport Fund–This fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities trading on foreign markets and issued by companies that are either domiciled outside the U.S., or that derive at least one third of assets in companies with market capitalizations of $550 million or less.

Franklin International Fund–This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in equity securities trading on foreign markets and issued by companies that are either domiciled outside the U.S., or that derive at least 50% of their revenue or pretax income from activities outside the U.S.

Franklin Small Cap Growth Fund–This fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equity issues of companies that have market capitalization of less than $1 billion. It seeks to invest at least one third of assets in companies with market capitalizations of $550 million or less.

LINENS ’N THINGS, INC. DEFERRED COMPENSATION PLAN Notes to Financial Statements, continued

Gabelli Asset Fund–This fund seeks capital growth, current income is a secondary consideration. The adviser generally selects stocks that it believes have favorable value-to-price characteristics; it considers such factors as earnings expectations, earnings and price histories, balance sheet characteristics, and perceived management skills.

Gabelli Growth Fund–This fund seeks capital appreciation; current income is a secondary consideration. The fund invests in a diversified portfolio of readily marketable common stocks and convertibles. It invests primarily in securities that management believes to be undervalued and have favorable prospects for earnings growth.

Gabelli Value Fund–This fund seeks long-term capital appreciation. The fund invests primarily in common stocks, preferred stocks, and convertibles of companies that management considers to be undervalued.

Invesco Select Income Fund–This fund seeks a high level of current income. The fund normally invests at least 90% of assets in bonds and marketable debt of established companies, and in government and municipal issues. It normally invests at least 50% of assets in investment-grade securities.

Janus Flexible Income Fund–This fund seeks total return, primarily through income, consistent with capital preservation. The fund ordinarily invests at least 80% of assets in income-producing securities. It may purchase domestic and foreign corporate or government securities of any credit rating or maturity.

Janus Growth and Income Fund–The fund seeks long-term growth of capital and current income. The fund invests in any combination of equity and fixed-income securities, provided that at least 25% of assets are maintained in securities selected for their growth potential, and at least 25% of the assets are invested in securities selected for current income. The fixed income portion consists primarily of investment-grade debt, though it may hold up to 35% of assets in debt rated below BBB.

Janus Invest 20 Fund–This fund seeks capital appreciation consistent with preservation of capital. The fund invests primarily in a concentrated portfolio of between 20 and 30 stocks. The fund is non-diversified.

Lazard Equity Portfolio Fund–This fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities. It typically invests in companies with market capitalizations of at least $250 million that management judges to be undervalued relative to the productivity of their equity and/or assets.

Lazard International Fixed Income Portfolio Fund–This fund seeks total return. The fund normally invests at least 65% of assets in debt securities issued in at least three foreign countries. The fund’s average weighted duration typically ranges between two and eight years. The fund may invest up to 15% of assets in securities rated below investment-grade.

Liberty Stein Roe Capital Opportunities Fund–This fund seeks long-term capital appreciation. The fund invests primarily in equity securities, though it may put up to 35% of assets in debt securities. It may invest in securities of established companies, as well as those of smaller companies that may benefit from new products, technological developments, or management changes.

Linens ’n Things, Inc. Common Stock Fund–This fund consists of the Company’s common stock.

Montgomery Short Duration Government Bond Fund–This fund seeks total return consistent with capital preservation. The fund normally invests at least 65% of assets in U.S. government obligations.

Mutual Beacon Fund–This fund seeks capital appreciation, income is secondary. The fund invests in common and preferred stocks, and corporate debt of any quality. It may also invest up to 50% of assets in companies involved in mergers, consolidations, liquidations, and reorganizations.

Neuberger Berman Genesis Fund–This fund seeks capital appreciation. The fund invests primarily in common stocks of companies with market capitalizations less than $1.5 billion at the time of purchase.

Oakmark Fund–This fund seeks long-term capital appreciation. The fund principally invests in United States securities. It may invest up to 25% of assets in foreign securities.

See accompanying notes to financial statements. -20-

LINENS ’N THINGS, INC. DEFERRED COMPENSATION PLAN Notes to Financial Statements, continued

PBHG Emerging Growth Fund–This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in common stocks of U.S. companies with capitalizations or revenues of up to $500 million.

Prudential Emerging Growth Fund–This fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equities issued by small and mid-sized U.S. companies, with market capitalizations ranging between $500 million and $4.5 billion.

Prudential Equity Fund–This fund seeks long-term growth of capital. The fund invests primarily of common stocks of major, established companies. It may also invest in preferred stocks, convertibles, and debt securities.

Prudential Jennison Growth Fund–This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in equities issued by companies with market capitalizations exceeding $1 billion.

Prudential Mid Cap Value Fund–This fund seeks long-term capital growth. The fund normally invests at least 65% of assets in equity securities of mid capitalization companies that the advisor believes to be undervalued.

Prudential Money Market Assets Fund–This money market fund seeks capital preservation and current income.

Prudential Short-Term Corporate Bond Fund–This fund seeks current income. The fund invests primarily in investment-grade corporate debt securities and US government securities with maturities of six or fewer years. Assets are allocated among six annual maturity categories with each category representing approximately one-sixth of assets.

Prudential Small Cap Fund–This fund seeks capital growth. The fund invests primarily in common stocks selected for their low valuations relative to the companies’earnings, assets, cash flow, and dividends. Although the fund may invest in companies of any size, it typically focuses on companies with market capitalizations of less than $1.5 billion.

Putnam International Growth Fund–This fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities of companies located outside of the United States. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes to be undervalued.

Putnam US Government Income Fund–This fund normally invest in bonds that are obligations of the US government, its agencies and instrumentalities. The bonds typically have intermediate to long-term maturities.

Rainier Small/Mid Cap Equity Fund–This fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equities issued by companies with small and medium market capitalizations.

Robertson Stephens Growth &Income Fund–This fund seeks long-term total return. The fund invests primarily in equity and debt securities. Management intends to focus on common stocks issued by companies with market capitalizations of $3 billion or less, but may also invest in larger companies. Investments may include preferred stocks, convertible securities, bonds, and notes.

Royce Pennsylvania Mutual Investors Fund–This fund seeks long-term growth of capital; income is incidental. The fund normally invests at least 65% of assets in common stocks and convertible securities issued by companies with market capitalizations under $1 billion.

Scudder Value Fund–The fund seeks long-term growth of capital through investment in equity securities that the fund considers undervalued in the marketplace. The fund invests in common stocks, preferred stocks, and securities convertible into common stocks. It invests primarily in the equity securities of medium-to-large-sized U.S. companies with annual revenues or market capitalization of at least $600 million.

See accompanying notes to financial statements. -21-

LINENS ’N THINGS, INC. DEFERRED COMPENSATION PLAN Notes to Financial Statements, continued

Stein Roe Growth and Income Fund–This fund seeks capital growth and current income. The fund invests primarily in equity securities issued by companies with market capitalizations in excess of $1 billion. Its investments may include common stocks, preferred stocks, convertible securities, and warrants or rights to purchase common stocks.

Strong Government Securities Fund–The fund seeks total return by investing for a high level of current income with a moderate degree of share-price fluctuation. The fund invests primarily in higher quality bonds issued by the U.S. government or its agencies.

Strong International Bond Fund–This fund seeks total return. The fund normally invests at least 65% of assets in investment-grade debt securities of issuers in at least three foreign countries. It may invest up to 35% of assets in securities rated below investment-grade, but no lower than C.

Strong Multi-Cap Value Fund–This fund seeks long-term capital appreciation; current income is a secondary consideration. The fund primarily invests in the common stocks of established companies that it believes have strong financial positions and low stock market valuations relative to their intrinsic investment values.

Strong Schafer Value Fund–This fund seeks long-term capital appreciation; current income is a secondary consideration. The fund invests primarily in common stocks of established companies. In selecting securities, management focuses on companies that it believes to have strong financial positions and low stock market valuations relative to their intrinsic investment values.

Target Large Cap Value Fund–This fund seeks total return consisting of capital appreciation and dividend income. The fund normally invests at least 80% of assets in common stocks and convertible securities; it invests at least 65% of assets in dividend-paying common stocks. It invests at least 65% of assets in common stocks issued by companies with large market capitalizations.

Target Portfolio Trust–This money market fund seeks capital preservation and current income.

Target US Government Money Market Fund–This money market fund seeks capital preservation and current income.

Third Avenue Value Fund–The fund seeks long-term capital appreciation. The fund invests in equity and debt securities issued by companies that management believes to be undervalued and to have strong financial positions and responsible management.

T. Rowe Price Blue Chip Growth Fund–The fund’s objective is long-term capital growth. The fund’s strategy is to invest primarily in common stocks of large and medium-sized blue chip companies that have the potential for above-average growth in earnings and are well established in their respective industries.

Van Kampen Aggressive Growth Fund–This fund seeks capital growth. This fund normally invests at least 65% of assets in equities issued by small- and medium-capitalization companies. It may invest without limit in special situations, such as new management, mergers or liquidations.

Van Kampen Comstock Fund–This fund seeks capital growth and income. Investments are primarily in common stocks, but the fund may invest up to 10% of its assets in high quality short-term debt or investment grade corporate or government bonds.

Warburg Pincus Emerging Growth Fund–The fund seeks maximum capital appreciation. The fund invests in U.S. equity securities of emerging growth companies. Emerging growth companies are small or medium sized companies that have passed their start-up phase, show positive earnings, and offer the potential for accelerated earnings growth.

See accompanying notes to financial statements. -22-

LINENS ’N THINGS, INC. DEFERRED COMPENSATION PLAN Notes to Financial Statements, continued

2.	Summary of Significant Accounting Policies

a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

b)	Investment valuation

The Plan’s investments consist of mutual funds, money market funds and a Company common stock fund. The Plan’s investments are presented at their fair market values based on quoted market prices of the funds or their underlying securities. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses from security transactions are based on the first-in, first out method. Dividends are recorded on the ex-dividend date. Interest is recorded when earned.

3.	Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, all sums credited to individual accounts would be distributed to participants.

4.	Recent Accounting Pronouncements

The Plan is required to adopt Statement of Financial Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities”(“SFAS No. 133”). This statement was effective for the first quarter of fiscal years beginning after June 15, 2000. For the Plan, implementation was required for the first quarter of fiscal 2001. The Plan has determined that the implementation of SFAS No. 133 did not have a significant effect on the Plan.

5.	Use of Estimates

In preparing the Plan’s financial statements, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to present these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

6.	Risks and Uncertainties

The assets of the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates and equity markets have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates and equity markets do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs. The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund election. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments with the exception of Linens ’n Things Inc. Common Stock Fund which principally invests in a single security.

7.	Administrative Expenses

All administrative costs of the Plan are borne by the Company.

See accompanying notes to financial statements. -24-

LINENS ’N THINGS, INC. DEFERRED COMPENSATION PLAN Notes to Financial Statements, continued

8.	Number of Participants

At December 31, 2001 and 2000, there were 22 and 18 participants in the Plan, respectively. The following table summarizes the number of participants in each fund at December 31, 2001 and 2000:

	Number of Participants
Fund	12/31/01	12/31/00

Command Money Market Fund	20	17
Linens ’n Things, Inc. Common Stock Fund	5	4
Davis New York Venture Fund	13	16
Dreyfus Appreciation Fund	10	10
Mutual Beacon Fund	3	0
Alliance Premier Growth A Fund	14	17
American Century Income & Growth Fund	13	13
Common Stock Fund	1	1
Prudential Short-Term Corporate Bond Fund	1	0
Franklin Small Cap Growth Fund	9	10
Oakmark Fund	2	0
Prudential Emerging Growth Fund	2	2
American Century Value Fund	7	7
Strong Government Securities Fund	7	4
Deutsche and Investment International Fund	8	9
Baron Asset Fund	6	10
Liberty Stein Roe Capital Opportunities Fund	7	7
Montgomery Short Duration Government Bond Fund	2	2
Franklin International Fund	4	5
Gabelli Growth Fund	2	3
Target US Government Money Market Fund	4	0
Prudential Equity Fund	1	1
Dreyfus Founders Passport Fund	3	5
Strong Schafer Value Fund	3	3
Rainier Small/Mid Cap Equity Fund	1	1
Gabelli Value Fund	5	0
Putnam International Growth Fund	5	6
Neuberger Berman Genesis Fund	2	2
Stein Roe Growth and Income Fund	3	3
PBHG Emerging Growth Fund	1	1
Third Avenue Value Fund	1	0
Lazard Equity Portfolio Fund	1	2
Strong International Bond Fund	2	1
Prudential Jennison Growth Fund	4	4
Gabelli Asset Fund	1	0
Invesco Select Income Fund	3	0
BlackRock International Bond Portfolio Fund	1	0

See accompanying notes to financial statements. -25-

LINENS ’N THINGS, INC. DEFERRED COMPENSATION PLAN Notes to Financial Statements, continued

Fund	12/31/01	12/31/00

Janus Flexible Income Fund	1	1
Van Kampen Comstock Fund	3	1
Janus Growth and Income Fund	3	0
Strong Multi-Cap Value Fund	3	0
Putnam US Government Income Fund	1	0
Van Kampen Aggressive Growth Fund	3	0
Royce Pennsylvania Mutual Investors Fund	1	2
Lazard International Fixed Income Portfolio Fund	1	0
Prudential Money Market Assets Fund	1	1
Target Portfolio Trust	2	2
Janus Invest 20 Fund	0	2
Robertson Stephens Growth & Income Fund	0	1

See accompanying notes to financial statements. -26-

LINENS ’N THINGS, INC. DEFERRED COMPENSATION PLAN Notes to Financial Statements, continued

9.	Aggregate Costs and Proceeds from Sales and Net Realized Gains (losses) by Fund

The aggregate costs, aggregate proceeds from sales and the net realized gains (losses) by fund for the years ended December 31, 2001, 2000 and 1999 were as follows:

2001 Dispositions

Fund	Cost	Proceeds	Net Realized Gain (Loss)

Davis New York Venture Fund	$901,106	$923,161	$22,055
Prudential Short-term Corporate Bond Fund	869,864	861,704	(8,160)
Alliance Premier Growth A Fund	823,623	550,391	(273,232)
Janus Invest 20 Fund	751,022	518,088	(232,934)
Dreyfus Appreciation Fund	587,122	532,024	(55,098)
American Century Income & Growth Fund	576,106	551,084	(25,022)
Oakmark Fund	479,180	527,744	48,564
Baron Asset Fund	392,371	380,359	(12,012)
Mutual Beacon Fund	232,219	206,072	(26,147)
Common Stock Fund	36,796	61,061	24,265
Putnam International Growth Fund	31,334	32,218	884
Franklin Small Cap Growth Fund	27,557	36,600	9,043
American Century Value Fund	8,153	8,778	625
Command Money Fund	4,860	4,860	0
Van Kampen Common Stock Fund	4,378	4,950	572
Strong Government Securities Fund	4,342	4,352	10
Prudential Jennison Growth Fund	4,261	3,397	(864)
Prudential Equity Funds	3,515	3,049	(466)
Franklin International Fund	2,618	2,483	(135)
Montgomery Short Duration Government Bond Fund	2,381	2,379	(2)
Stein Roe Growth and Income Fund	2,034	1,748	(286)
Deutsche and Investment International Fund	1,734	1,538	(196)
Royce Pennsylvania Mutual Investors Fund	1,415	1,558	143
Strong Schafer Value Fund	1,306	1,306	0
Robertson Stephens Growth & Income Fund	1,232	706	(526)

See accompanying notes to financial statements. -27-

LINENS ’N THINGS, INC. DEFERRED COMPENSATION PLAN Notes to Financial Statements, continued

2001 Dispositions, continued

Fund	Cost	Proceeds	Net Realized Gain (Loss)

Rainer Small/Mid Cap Equity Fund	1,220	1,270	50
Janus Flexible Income Fund	711	751	40
Lazard Equity Portfolio Fund	611	587	(24)
Liberty Stein Roe Capital Opportunities Fund	203	203	0
Invesco Select Income Fund	111	111	0
Neuberger Berman Genesis Fund	96	137	41
Putnam US Government Income Fund	55	55	0
Janus Growth and Income Fund	55	55	0
Dreyfus Founders Passport Fund	36	36	0
Gabelli Value Fund	28	28	0
VanKampen Aggressive Growth Fund	28	28	0

Total	$5,753,683	$5,224,871	$(528,812)

See accompanying notes to financial statements. -28-

LINENS ’N THINGS, INC. DEFERRED COMPENSATION PLAN Notes to Financial Statements, continued

2000 Dispositions

Fund	Cost	Proceeds	Net Realized Gain (Loss)

Oakmark Fund	$782,984	$572,498	$(210,486)
Janus Invest 20 Fund	137,990	203,413	65,423
Baron Asset Fund	99,750	90,983	(8,767)
Alliance Premier Growth A Fund	51,376	54,579	3,203
Putnam International Growth Fund	51,206	59,128	7,922
Franklin Small Cap Growth Fund	42,880	71,191	28,311
Common Stock Fund	41,635	55,240	13,605
Deutsche and Investment International Fund	37,926	42,325	4,399
Liberty Stein Roe Capital Opportunities Fund	30,442	34,930	4,488
Davis New York Venture Fund	26,834	27,651	817
Neuberger Berman Genesis Fund	25,946	26,911	965
American Century Income & Growth Fund	13,784	13,899	115
Royce Pennsylvania Mutual Investors Fund	13,265	13,406	141
Dreyfus Appreciation Fund	11,294	13,376	2,082
Dreyfus Founders Passport Fund	10,281	14,494	4,213
Janus Flexible Income Fund	7,629	7,448	(181)
Strong International Bond Fund	4,098	3,787	(311)
Strong Government Securities Fund	3,704	3,704	0
Gabelli Growth Fund	1,385	1,769	384
PBGH Emerging Growth Fund	1,343	3,517	2,174
Prudential Jennison Growth Fund	672	866	194
Franklin International Fund	231	247	16
Rainer Small/Mid Cap Equity Fund	40	57	17

Total	$1,396,695	$1,315,419	$(81,276)

See accompanying notes to financial statements. -29-

LINENS ’N THINGS, INC. DEFERRED COMPENSATION PLAN Notes to Financial Statements, continued

1999 Dispositions

Fund	Cost	Proceeds	Net Realized Gain (Loss)

T. Rowe Price Blue Chip Growth Fund	$2,162,648	$2,162,648	$0
Scudder Value Fund	1,240,677	1,240,677	0
Neuberger Berman Genesis Fund	1,157,454	1,157,984	530
Warburg Pincus Emerging Growth Fund	431,042	431,042	0
BT Investment International Equity Fund	130,725	137,347	6,622
Oakmark Fund	129,986	96,585	(33,401)
Common Stock Fund	154,537	177,397	22,860
Putnam International Growth Fund	79,893	89,822	9,929
Lazard Equity Portfolio Fund	70,778	75,684	4,906
Gabelli Growth Fund	70,770	76,278	5,508
Franklin Small Cap Growth Fund	41,209	48,980	7,771
Prudential Small Cap Fund	36,498	41,658	5,160
Target Large Cap Value Fund	36,470	39,435	2,965
Prudential Emerging Growth Fund	35,391	42,659	7,268
Command Money Market Fund	27,277	27,277	0
Strong Government Securities Fund	60,583	59,948	(635)
American Century Income & Growth Fund	16,634	18,039	1,405
Franklin International Fund	14,093	17,052	2,959
Liberty Stein Roe Capital Opportunities Fund	11,569	13,705	2,136
Strong International Bond Fund	13,416	12,914	(502)

See accompanying notes to financial statements. -30-

LINENS ’N THINGS, INC. DEFERRED COMPENSATION PLAN Notes to Financial Statements, continued

1999 Dispositions, continued

Fund	Cost	Proceeds	Net Realized Gain (Loss)

Janus Flexible Income Fund	9,395	8,982	(413)
Montgomery Short Duration Government Bond Fund	9,394	9,244	(150)
Stein Roe Growth and Income Fund	9,304	9,814	510
American Century Value Fund	9,265	10,760	1,495
Davis New York Venture Fund	4,557	5,073	516
Alliance Premier Growth A Fund	4,457	4,767	310
Dreyfus Appreciation Fund	4,105	4,290	185
Royce Pennsylvania Mutual Investors Fund	1,889	2,113	224
Invesco Select Income Fund	1,287	1,228	(59)
Prudential Mid Cap Value Fund	745	829	84
Baron Asset Fund	551	614	63
Robertson Stephens Growth & Income Fund	374	411	37
Linens ’n Things, Inc. Common Stock Fund	19	19	0

Total	$5,976,992	$6,025,275	$48,283

See accompanying notes to financial statements. -31-

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Deferred Compensation Committee (which is the administrative committee for the Compensation Committee of the Board of Directors of the Company) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 30, 2002	Linens ’n Things, Inc.
Deferred Compensation Plan
Deferred Compensation Committee

By:  WILLIAM T. GILES
—————————————————
William T. Giles
Senior Vice President, Chief Financial Officer
and Member of the Deferred Compensation Committee